Mail Stop 4561

						April 21, 2006


Robert Knight
President
Navitrak International Corporation
1190 Barrington Street, Suite 400
Halifax, Nova Scotia
CANADA  B3H 2R4

	Re: 	Navitrak International Corporation
		Amendment No. 1 to Registration Statement on Form SB-2
		Filed on March 28, 2006
		File No. 333-130775

Dear Mr. Knight:

      	We have reviewed your filing and have the following comments. All of the references in this letter relate to our prior comment letter dated January 26, 2006.

Cover Page

1. Please refer to prior comment 1 in our letter dated January 26, 2006. The statement that this is your initial public offering should appear on the page immediately preceding the table of contents,
i.e.,
the page that reads "This prospectus relates to the resale by certain
selling stockholders of Navitrak International Corporation of up to
12,916,000 shares ...."  Please relocate the statement that this offering constitutes your initial public offering.

2. We reissue prior comment 2. Revise the cover page to limit your description of the securities being registered to the number of shares offered and how many are outstanding or underlie outstanding warrants. Information as to the number of investors and consultants and the transaction dates should be discussed in the selling shareholder section or elsewhere, as appropriate. In addition, please remove the reference to proceeds you could receive in the event that all of the warrants were exercised.

3. Please refer to prior comment 3. Based on your response letter dated March 27, 2006, which states that trading in your stock on the pink sheets has been sporadic and volume has been limited and that the pink sheets do not constitute a viable trading market for your shares, please delete the paragraph that begins "Shares of our common stock are currently quoted on the over-the-counter market
maintained
by Pink Sheets LLC . . . ."   Given your conclusion, this
information
does not constitute key information relating to the offering.

Risk Factors, page 8

Our independent auditors have expressed substantial doubt about our ability . . . page 9
4. It appears that this risk factor addresses two separate risks, namely the risk associated with the auditors` "going concern" opinion on the one hand and the risk associated with your impending liquidity shortages and the potential adverse effects of those capital shortages on investors on the other. Information relating to your liquidity position would be more appropriately included the subsequent risk factor which addresses your cash requirements. Please revise this risk factor to remove the second and third paragraphs so that the risk factor is limited to a discussion of the risk relating to the auditors` opinion. In this regard, please expand the discussion to state specifically what the risk is, i.e., that although the financial statements raise substantial doubt about your ability to continue as a going concern, they do not reflect any adjustments that might result if you are unable to continue your business.

We have had negative cash flows from operations. Our business operations . . . page 10

5. Revise this subheading to state specifically the number of months your available resources will fund operations. Your disclosure in liquidity and capital resources indicates that you have only enough cash to fund operations through April 30, 2006. Revise the risk factor so that it begins with a discussion of your immediate cash requirements and your ability to meet them. You may wish to incorporate here the two paragraphs removed from the previous risk factor.

Determination of Offering Price, page 18

6. Please refer to prior comment 13. The section titled Determination of Offering Price does not describe how the revised price of $0.50 was established. Please revise this section to provide a materially complete discussion reflecting the information you provided to us in your response. See Item 505 of Regulation S-B, which requires you to give the factors considered in determining the offering price where no established public market for the common stock exists.

Selling Security Holders, page 18

7. Please refer to prior comment 14. We reissue our prior comment.
It appears from your response that you have not taken any steps to determine whether any of the selling shareholders is a broker-dealer or an affiliate of a broker dealer. To describe the plan of distribution appropriately and ensure that all persons required to be named as underwriters are identified properly, you need to determine whether any of the selling shareholders are broker-dealers or are affiliated with broker-dealers and, if so, provide the relevant disclosure. Please advise of the procedures you undertake to obtain this information and the results of your efforts.

Description of Business, page 37

8. We reissue prior comments 15 and 20 in part. The basis for your belief that it is necessary to retain what appears to be excessively detailed disclosure relating to the negotiations between Blackstone and Canadian Navitrak, which extends from page 39 to 42, is unclear.
It would appear that a concise summary of the materials terms of the transaction that occurred in 2004 should be sufficient disclosure regarding past negotiations. Please revise the disclosure to clarify why you believe this technical and lengthy discussion is necessary for investor understanding or revise to eliminate the excessive detail.

9. Please refer to prior comment 16. Given your response that the second amending agreement was not legally binding until November 12,
2004, when it was actually signed, referring to the agreement "dated as of September 16, 2004" may confuse potential investors. Please expand the disclosure to state clearly the date it became legally binding on the parties or explain to us why such a revision is inappropriate.

Management`s Discussion and Analysis, page 51

10. Please refer to prior comment 29. We note your revision to the risk factor on page 10. Please create a separate risk factor addressing your default on the loans from Atlantic Canada Opportunity
Agency. Your default status is separate from, though related to, the risk that you may not be able to obtain adequate funding to continue operations. Provide specific information regarding the status of your default on an aggregate basis as of the most recent practicable date and disclose the potential consequences. We note that your response letter indicates that the agency could institute collection actions or refuse to make new funds available to the company.

11. Please refer to prior comment 31. Please update the disclosure to describe your liquidity position as of the most recent date practicable. We note your disclosure that you currently have sufficient resources to fund operation through April 30, 2006. If you have made material changes to your method of operations or to your proposed business plan as a consequence of what appear to be impending liquidity difficulties, please describe the changes and their potential effects on your future prospects and on investors.




Executive Compensation, page 69

12. Please refer to prior comment 38. We note that all of the amounts you have included in the "all other compensation" column relate solely to car allowances. Because the amounts were reportable in columns other than the "all other compensation" one, it appears that they should be included elsewhere in the table. For example, it appears these payments may be included in the salary or bonus column,
if they were made to the executive. If the company funded automobiles used by executives and considers those payment "perquisites" we will not object to inclusion of the payments in the
"other annual compensation" column.   Please revise accordingly.

13. We are unable to locate the "fiscal year end value" table specified in Item 402(d) of Regulation S-B. We note that you have included a caption with this heading; however, you have included only textual disclosure with no dollar amount stated as to year end value.
Please advise.

Legality Opinion

14. Consistent with comment 45 of our letter dated January 26, 2006, please be reminded that the legality opinion will need to be updated to a date immediately prior to the desired effective date.

Signatures

15. We note your revisions to the signature page. Please identify who is signing in the capacity of controller or principal accounting officer. Note that in addition to the chief financial officer, the person acting in the capacity of controller or principal accounting officer (or the person performing similar functions) must also be identified. Please refer to instruction 1 to the signatures on Form
SB-2. If one person discharges both functions, the person should be designated in both of the official capacities for which a signature is necessary.

Consolidated Financial Statements

16. We note that the Consolidated Statements of Operations, Comprehensive Income (Loss) and Cash Flows present columns for the "Predecessor for the period January 1 to November 11, 2004." We also note that the audited financial statements include a separate Statement of Changes in Stockholders` Equity for the Predecessor entity. Explain why you believe that the operating company qualifies as a "Predecessor" when you believe that the "Successor" is not a shell. If the operating company does not qualify as a Predecessor, the columnar presentation of the separate Predecessor entity is not appropriate in the audited financial statements. That is, separate financial statements must be presented in the filing in accordance with Item 310(c) of Regulation S-B. Alternatively, if the operating company qualifies as a "Predecessor," the "Successor" financial information should be the operating company that reflects the effects of applying purchase accounting from November 12, 2004 through December 31, 2005 (i.e., November 12, 2004 thru December 1, 2004 and
January 1, 2005 thru December 31, 2005). The "Predecessor" financial information would be from January 1, 2004 thru November 11, 2004. Revise accordingly.

17. We note from your response to prior comment 53 that you do not consider Successor Navitrak to have been a public shell company because it was in the business of developing and marketing spark-plug technology. We also note, however, that the "e-plug" business was discontinued and disposed of in April 2004. It appears that between the disposition of "e-plug" in April 2004 and the acquisition of Predecessor Navitrak in November 2004, that Successor Navitrak would have met the definition of a public shell company, having only nominal assets and no operations. Transactions between public shells and non-public operating entities are generally viewed as recapitalizations of the operating company (the accounting acquirer) rather than business combinations because the shell is not considered a business. In this regard, provide us with an analysis that identifies the "accounting acquirer" under paragraph 17 of SFAS 141.
For purposes of this analysis please address all stock issuances related to this transaction, including the shares issued to employees and management of the Predecessor Navitrak and shares issued for settlement of debt of Predecessor Navitrak. Identify all entities involved in this acquisition and confirm which entity has actual or effective control. If you determine that at the time of the November
11, 2004 transaction Predecessor Navitrak (i.e., the operating company) was the accounting acquirer and that the acquiree (i.e., the shell company) did not meet the definition of a business, then the accounting treatment for the transaction would be the same as for a reverse acquisition except that no goodwill or other intangible assets would be recorded and your financial statements would need to be revised accordingly.

    	You may contact Tamara Tangen at 202-551-3458 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3462. If still require further assistance, please contact Barbara C.
Jacobs, Assistant Director, at 202-551-3730.

								Sincerely,


								Mark P. Shuman
								Branch Chief - Legal

cc:  	Via facsimile:  604-687-6314
      Ethan Minsky
	Clark Wilson LLP


Robert Knight
Navitrak International Corporation
April 21, 2006
Page 5